Mail Stop 3561

March 11, 2010

Lon F. Povich
EVP, General Counsel and Secretary
BJ's Wholesale Club, Inc.
One Mercer Road
Natick, Massachusetts 01760

> **Re: BJ's Wholesale Club, Inc.**
> **Form 10-Q for the Quarter Ended October 31, 2009**
> **Filed December 2, 2009**
> **File No. 001-13143**

Dear Mr. Povich:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director